[PENSKE AUTOMOTIVE GROUP, INC. LETTERHEAD]
January 20, 2009
VIA EDGAR
Robert W. Errett, Esq.
Staff Attorney
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated December 24, 2008
2007 Form 10-K, 2008 Proxy Statement and 2008 Forms 10-Q
Penske Automotive Group, Inc.
File No. 001-12297
Dear Mr. Errett:
          Reference is made to the letter, dated December 24, 2008, regarding comments by the Staff of the U.S. Securities and Exchange Commission with respect to certain of our recent periodic filings. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Penske Automotive Group, Inc. As requested, we confirm that we intend to comply with the comments in our future filings with disclosures consistent with those noted below, unless otherwise indicated and explained in our responses below. Changes responsive to your comments have been underlined.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     General
1.	Please provide us with sources, appropriately marked and dated, for each factual statement you make throughout your document or characterize the statement as your belief and provide us with the basis for your belief. Also, please provide us with sources for any statistical claims you make throughout your document as well. The following are only examples of the statements for which you need sources or a basis of belief:
          ANSWER: Attached as Annex A is a summary of the factual and belief statements, including statistical claims, along with a cite to the sources of each factual statement, or, in the case of belief statements, the basis for our belief.
2.	Please provide us with sources, appropriately marked and dated, for each factual statement you make throughout your document or characterize the statement as your belief and provide us with the basis for your belief. Also, please provide us with sources for any statistical claims you make throughout your document as well. The following are only examples of the statements for which you need sources or a basis of belief:
•	“...we have the highest concentration of revenues from non-U.S. and premium brands among the U.S. publicly traded automotive retailers.” Item 1, Business, page 1.

•	“As of December 31, 2007, we believe we were the largest or second largest volume Audi, Bentley, BMW, Land Rover, Lexus, Mercedes-Benz, Porsche and Toyota dealer in this market.” Diversification Outside the U.S., Page 4.

•	“In the U.S., the majority of automotive retail sales are generated by approximately 21,500 U.S. franchised dealerships, producing revenues of approximately $675 billion.” Industry Overview, page 5.
We may have further comments once we examine your response, your revisions, and marked sources you provide us.
          ANSWER: Attached as Annex A is a summary of the factual and belief statements, including statistical claims, along with a cite to the sources of each factual statement, or, in the case of belief statements, the basis for our belief.
Business, page 1
Agreements with Vehicle Manufacturers, page 13
3.	We note your statement that your agreements with certain vehicle manufacturers have duration of one to five years. Please disclose those agreements set to expire in 2008 and the likelihood that you will be able to renew those agreements. Please also discuss the provisions relating to national ceilings and geographical limitations, to which you make reference in your last risk factor on page 20. Please refer to Item 101(c)(1)(iv) of Regulation S-K.
          ANSWER: We have more than 300 automotive retail franchises, operated pursuant to more than 200 separate franchise agreements with more than 40 vehicle manufacturers. The terms of the franchise agreements vary from one to six years, and approximately 25% of the U.S. agreements have no expiration date while a majority of the U.K. agreements have no expiration date. Manufacturers have generally not terminated our franchise agreements, and our franchise agreements with limited terms have typically been renewed without substantial cost. Considering the routine nature of the renewal of the agreements and that non-renewal of any particular agreement would likely be immaterial, we respectfully submit that disclosure of the expiration dates for the more than 300 franchises would not provide meaningful incremental disclosure. In response to your request, we will expand our disclosure relating to our franchise agreements in future filings to include language consistent with the following:
Some of our franchise agreements expire after a specified period of time, ranging from one to six years. Manufacturers have generally not terminated our franchise agreements, and our franchise agreements with limited terms have typically been renewed without substantial cost. We currently expect to renew all of our franchise agreements as they expire.
We will also add disclosure consistent with the following in this section relating to the national ceilings and geographic limitations included in some of our agreements:
Agreements with some manufacturers limit the total number of their dealerships that we may own in a particular geographic area and, in some cases, limit the total number of their vehicles that we may sell as a percentage of a particular manufacturer’s overall sales. Manufacturers may also limit the ownership of stores in contiguous markets. To date, we have reached the limit of the number of Lexus dealerships we may own in the U.S., and we have reached certain geographical limitations with several manufacturers in the U.S., such that without negotiated modifications to the agreements we cannot acquire additional franchises of those brands in certain U.S. markets. In general, the geographical limitations have little impact on our ability to execute on our acquisition strategy.
Item 7 — Management‘s Discussion and Analysis of Financial Condition and Results of Operation, page 30
4.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note in your table on page 37 that your used car retail revenue has increased 24.4% from 2006 to 2007 and 25.6% from 2005 to 2006. Discuss whether you expect that trend to continue. Please also discuss the impact on you as it relates to changes in the price of oil and the economic difficulties that the U.S. automotive manufacturers are currently experiencing, considering we note your risk factor disclosure relating to the control automotive manufacturers have over you. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:
•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.
See Item 303 of Regulation S-K and SEC Release No. 33-8350.
          ANSWER: Our MD&A Overview will be modified to contain language consistent with the following in future periodic filings:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Outlook
The worldwide automotive industry experienced significant operational and financial difficulties in 2008. The displacement in worldwide credit markets and resulting decrease in the availability of low cost financing for consumers hampered our sales efforts. In addition, there was reduced consumer confidence and spending in the markets in which we operate, due in part to historic increases in fuel prices. Rapid changes in fuel pries also resulted in rapid changes in consumer demand, which negatively impacted sales in the retail automotive space. We expect our business to remain significantly impacted by economic conditions in 2009.
Market conditions have also negatively impacted vehicle manufacturers. In particular, the U.S. based automotive manufacturers have experienced critical operational and financial distress, due in part to shrinking market share in the U.S. and the recent limitation in worldwide credit capacity. In 2008 and early 2009, several U.S. manufacturers received support from the U.S government in the form of loans, due in part to their admission of limited liquidity. While we have limited exposure to these manufacturers as a percentage of our overall revenue, a restructuring of any one of them would likely lead to significant disruption to our dealerships that represent them, and could possibly also impact other automotive manufacturers and suppliers. We cannot reasonably predict the impact to the automotive retail environment of any such disruption.
In addition, the dislocation of worldwide credit markets has resulted in an increase in the cost of capital for the captive finance subsidiaries that provide us financing for our inventory procurement. Several of those companies have responded by increasing the cost of such financing to us.
In response to the challenging operating environment, we have undertaken significant cost saving initiatives. In 2008, we eliminated XX positions, representing approximately YY% of our worldwide workforce, and amended pay plans for certain other employees to better align our workforce for current business levels and to reduce compensation expense generally. Other cost curtailment initiatives include a reduction in advertising activities, as well as a suspension of the Company’s U.S. 401(k) match beginning in the fourth quarter 2008. The Company’s Chief Executive Officer and President also announced that they will each forgo all bonus amounts payable under their 2008 management incentive plans, and our Board of Directors has elected to forgo 25% of its annual cash fee. The Company will continue to monitor the business climate, and take such actions as needed to preserve liquidity and maintain operational effectiveness and efficiency.
          Overview
...New and used vehicle revenues include sales to retail customers and to leasing companies providing consumer automobile leasing. We generate finance and insurance revenues from sales of third-party extended service contracts, sales of third-party insurance policies, fees for facilitating the sale of third-party finance and lease contracts and the sale of certain other products. Service and parts revenues include fees paid for repair, maintenance and collision services, and the sale of replacement parts and the sale of aftermarket accessories. During the year ended 2008, we experienced a decline on a same store basis of new and used vehicle unit sales, coupled with a corresponding decrease in finance and insurance revenues. Our same store service and parts business also experienced a decline during the second half of the year, although less so than vehicle sales. We expect a continuation of this difficult operating environment in 2009.
Our gross profit varies with the mix of revenues we derive from the sale of new vehicles, used vehicles, finance and insurance products, and service and parts. Our gross profit varies across product lines, with vehicle sales usually resulting in lower gross profit margins and our other revenues resulting in higher gross profit margins. Factors such as customer demand, general economic conditions, seasonality, weather, credit availability, fuel prices and manufacturers’ advertising and incentives may impact the mix of our revenues, and therefore influence our gross profit margin. During 2008, we experienced a modest decline in margins in our new and used vehicle sales. We expect this margin pressure to continue in 2009.

To date, we have not seen a deterioration in the margins realized in our service and parts operations.
Our selling expenses consist of advertising and compensation for sales personnel, including commissions and related bonuses. General and administrative expenses include compensation for administration, finance, legal and general management personnel, rent, insurance, utilities and other outside services. We believe a significant portion of our selling expenses are variable, and a significant portion of our general and administrative expenses are subject to our control, allowing us to adjust them over time to reflect economic trends. We believe our selling, general and administrative expenses for compensation and advertising will decrease in 2009, due in part to lower vehicle sales volumes, coupled with the cost savings initiatives outlined above. However, our rent expense is expected to grow as a result of cost of living indexes outlined in our various lease agreements. As outlined in “Outlook” above, we will continue to monitor the business climate, and take such actions as needed to maintain operational effectiveness and efficiency.
Floor plan interest expense relates to financing obligations incurred in connection with the acquisition of new and used vehicle inventories which is secured by those vehicles. Other interest expense consists of interest charges on all of our interest-bearing debt, other than interest relating to floor plan financing. The cost of our variable rate indebtedness is typically based on benchmark lending rates, which are based in large part upon national inter-bank lending rates set by local governments. During 2008, such benchmark rates were significantly reduced as a result of government actions designed to spur liquidity and bank lending activities. As a result, we expect that our cost of capital on variable rate indebtedness will decline during 2009. However, the significance of this decrease is expected to be limited somewhat by the increases in rate spreads being charged by our vehicle finance partners outlined in “Outlook” above.
Equity in earnings of affiliates represents our share of the earnings from investments in various joint ventures and other non-consolidated investments. Such earnings relate primarily to investments in retail automotive joint ventures and our 9% investment in Penske Truck Leasing Co., L.P. It is our expectation that the external factors outlined above will similarly impact these businesses.
Critical Accounting Policies and Estimates, page 31
Finance and Insurance Sales, page 32
Impairment Testing, page 32
5.	Please expand your discussion of the assumptions used in your discounted cash flow approach to provide a sensitivity analysis of those assumptions based upon reasonably likely changes. Where the assumptions and method used for valuing goodwill in the current year have changed from the prior period, please expand your discussion highlighting the impact of any changes.
          ANSWER: We will provide language consistent with the following in our 2008 Form 10-K, and make similar disclosures in future filings where assumptions or the method used for valuing goodwill have changed significantly from the prior period:

          Critical Accounting Policies and Estimates
Impairment Testing
... fair values of franchise value and goodwill are determined using a discounted cash flow approach, which includes assumptions that include revenue and profitability growth, franchise profit margins, residual values and our cost of capital. ~~If future events and circumstances cause significant changes in the assumptions underlying our analysis and result in a reduction of our estimates of fair value, we may incur an impairment charge.~~ Due to the economic uncertainty outlined in “Outlook”, the Company adjusted the assumptions underlying its discounted cash flow approach to valuing franchise value and goodwill. Projected cash flows for 2009 are lower than historical levels. Revenue and profitability growth estimates reflect growth beginning after 2009 at levels slightly above historical rates to reflect anticipated improvement to the business environment, while the residual value reflects a growth rate more consistent with our historical growth rate. Additionally, the discount rate used in the current year reflects an increase in the Company’s cost of capital due to the dislocation of worldwide credit markets. Based on these factors, estimated discounted cash flows are lower in the current year impairment test than in the prior year. If there is continued deterioration in the retail automotive market, or if the growth assumptions embodied in the current year impairment testing prove inaccurate, the Company may incur an impairment charge.
     Self-Insurance, page 33
6.	Please expand your disclosure to indicate how accurate your estimates have been in the past. To the extent you are seeing a trend of increasing chargebacks resulting from the slowing economy, please expand your disclosure accordingly. Also, please tell us what consideration you gave to disclosing this information under Rule 5-04 and Rule 12-09 of Regulation S-X.
          ANSWER: We are exposed to chargebacks in connection with the non-recourse sale of installment sales contracts to various financial institutions. The majority of such sales are made on a “split” basis, pursuant to which we accept a smaller commission from the lender in return for which the lender limits our exposure to chargeback to a pre-determined period, typically no longer than three months. We also sell extended service contracts and other forms of insurance where our chargeback exposure is linked to the underlying contract term. Our chargeback experience has been relatively consistent with our estimates and predictable over time, and we have not experienced a significant increase in chargeback activity during the last twelve months. As a result, we have concluded that this is not a critical accounting policy and will remove the disclosure from future filings.
We have historically disclosed the aggregate chargeback reserves for the comparative periods as well as an explanation for the underlying change in the reserve balance in the Critical Accounting Policies and Estimates section of Item 7 in lieu of disclosing the information in Schedule II — Valuation and Qualifying Accounts. We will incorporate this disclosure into the Significant Accounting Policy footnote, specifically related to Finance and Insurance Sales Revenue Recognition, in future filings.
     Liquidity and Capital Resources, page 40

7.	We note your statement under your “Cash Flows from Continuing Investing Activities” on page 44 that “[c]apital expenditures were $195.0 million, $224.0 million and $216.1 million during the years ended December 31, 2007, 2006 and 2005, respectively.” Please disclose, as of the end of your last fiscal year, your material commitments for capital expenditures for the upcoming fiscal year and how you expect to finance these commitments. Please refer to Item 303(a)(2) of Regulation S-K.
          ANSWER: We generally do not have purchase commitments relating to our ongoing capital projects. In response to your comment, we will provide language consistent with the following in future filings:
          Liquidity and Capital Resources
Cash Flows from Continuing Investing Activities
...Capital expenditures were $XXX.X million, YYY.Y million and ZZZ.Z million in the years ended December 31, 2008, 2007 and 2006, respectively. Capital expenditures relate primarily to improvements to our existing dealership facilities and the construction of new facilities. As of December 31, 2008, we do not have material commitments related to our planned or ongoing capital projects. We currently expect to finance our capital expenditures with operating cash flows or borrowings under our U.S. or U.K. credit facilities.
     Inventory Financing, page 41
8.	You state that your “[i]nterest rates under the floor plan arrangements are variable and increase or decrease based on changes in various benchmarks.” Please disclose the various benchmarks.
          ANSWER: The Company’s disclosure of floor plan interest rates will be expanded in future filings to include language consistent with the following:
          Liquidity and Capital Resources
Inventory Financing
... Interest rates under the floor plan arrangements are variable and increase or decrease based on changes in the prime rate, defined LIBOR or the Euro Interbank Offer Rate.
     Cash Flows, page 44
     Cash Flows from Continuing Operating Activities, page 44
9.	You disclose operating cash flows including all floor plan notes payable because you believe changes in aggregate floor plan liabilities are typically liked to changes in vehicle inventory and, therefore, are an integral part of understanding changes in your working capital and operating cash flow. In this regard, please clarify whether you have the discretion to choose trade or non-trade financing.

Also, address whether the availability of financing from either the manufacturer companies or commercial banks impacts your decision on the source of financing highlighting any changes in funds not being available from either source. Further, please explain the increase in non-trade financing relative to trade financing from 2006 to 2007.
          ANSWER: The Company retains the right to select which, if any, financing source to utilize in connection with the procurement of vehicle inventories. Many vehicle manufacturers provide vehicle financing for the dealers representing their brands, however, it is not a requirement that dealers utilize this financing. Currently, the majority of our non-trade vehicle financing is with other manufacturer captive lenders. To date, we have not experienced any material limitation with respect to the amount or availability of financing from any institution providing us vehicle financing. Historically, our floor plan finance source has been based on aggregate pricing considerations. We continue to believe that our disclosure of operating cash flows from all floor plan notes payable is relevant.
In December 2006, the Company issued $375 million of senior subordinated notes and used the proceeds of that offering to pay down outstanding trade and non-trade financings. In March 2007, the Company re-borrowed the trade and non-trade financings to fund the retirement of $300 million of then existing senior subordinated notes. Excluding the impact of these capital market related fluctuations, the year over year difference in the relationship between trade and non-trade financings was not significant.
     Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49
10.	We note your statement “[w]e continually evaluate our exposure to interest rate fluctuations and follow established policies and procedures to implement strategies designed to manage the amount of variable rate indebtedness outstanding at any point in time in an effort to mitigate the effect of interest rate fluctuations on our earnings and cash flows.” Please discuss your established policies, procedures, and strategies that are designed to mitigate the effect of interest rate fluctuations on your earnings and cash flows. Please provide, to the extent material, a similar discussion with respect to any other market risk exposures that you face. Please refer to Item 305(b)(1)(ii) of Regulation S-K.
          ANSWER: Other than interest rate risk, we do not believe we have material exposures to market risk. We have dealership operations in the U.K. and Germany, and disclose the impact of a hypothetical change in exchange rates to our annual revenues, however, we do not believe that changes in the U.S. dollar versus the functional currencies of our foreign operating subsidiaries (primarily the British Pound and Euro) have any meaningful impact on the fundamentals of the operation of our business. Such changes will have an impact on our reported revenues, but would not materially affect our operating margins. Also, our U.S. subsidiaries purchase all of their inventories in U.S. dollars, our foreign subsidiaries purchase virtually all of their inventories in the subsidiaries’ functional currency, and we have limited cross-border transactions that would expose us to foreign currency risks. For these reasons, we respectfully submit that no further disclosure regarding established policies, procedures and strategies designed to mitigate the effect of foreign currency fluctuations on our earnings and cash flows is necessary.
We will expand our disclosure relating to interest rate risk in future filings to include language consistent with the following:
          Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rates

. . . We continually evaluate our exposure to interest rate fluctuations and follow established policies and procedures to implement strategies designed to manage the amount of variable rate indebtedness outstanding at any point in time in an effort to mitigate the effect of interest rate fluctuations on our earnings and cash flows. These policies include:
•	the maintenance of our overall debt portfolio with targeted fixed and variable rate components;

•	the use of authorized derivative instruments;

•	the prohibition of using derivatives for trading or other speculative purposes;

•	and the prohibition of highly leveraged derivatives or derivatives for which we cannot obtain a market quotation or reliably value.
11.	Please provide a description of the model, assumptions and parameters you used when you assessed your exposure to hypothetical changes in interest rates or foreign currency exchange rates. Please refer to Item 305(a)(1)(ii)(B) of Regulation S-K and Instruction 3(F) to Paragraph 305(a).
          ANSWER: As discussed in our response to question #10 above, our exposure to market risk relates primarily to interest rate risk, due in large part to our variable rate debt, including floor plan debt. We evaluate the earnings and cash flow exposure relating to such interest rate risk using a hypothetical 100 basis point change in interest rates, applied to the average of unhedged variable rate debt during the trailing twelve month period. We use the same method to calculate the impact to our YTD revenues relating to a hypothetical ten percent change in average exchange rates. We respectfully submit that no incremental description is required relating to the existing quantitative and qualitative disclosures about market risk.
     Item 9A. Controls and Procedures, page 50
12.	We note that you include your management’s report and the attestation report of your accounting firm on internal control over financial reporting as part of your Financial Statements rather than under Item 9A. Please revise your disclosure here to direct readers to your Financial Statements to locate this information, as you do on page 52 with respect to your Financial Statements.
          ANSWER: Our disclosure in this section will be expanded in future filings to include the requested language.
     Exhibits 31.1 and 31.2
13.	We note that in certification 31.1 filed as an Exhibit to your Form 10-K that you omitted “and” after paragraph 4(d), but added “and” after paragraphs 4(a) and (b). We also note in the same document that the last sentence of paragraph 2 states “annual report” rather than just report. In all future certifications, please omit the word “annual” or “quarterly” from paragraphs 2, 3, 4, and/or 5 of the certification. Also, the top of the exhibit should simply state “Certification” and not state “Principal Executive Officer" or “Principal Financial Officer.” Please confirm that the inclusion of these titles was not intended to limit the capacity in which such individuals provided the certifications. In your future filings, your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Also, we note that you filed your certifications under one exhibit in your Form 10-Q’s. Please file each certification as an individual exhibit.
          ANSWER: Exhibits 31.1 and 31.2 will be revised in future filings to incorporate your comments, and we confirm the inclusion of these titles was not intended to limit the capacity in which these individuals provided the certifications.

     Note 1. Organization and Summary of Significant Accounting Policies, page F-11
     Intangible Assets page, F-13
14.	We note you reduced the franchise value account balance at December 31, 2006 by approximately 20% through a reclassification to goodwill. Please explain to us the nature of the error, how it was discovered in 2007 and whether there would have been impairment to any franchise value if the reclassification adjustment was not made.
          ANSWER: During 2007, it was determined that the calculation of franchise value used in connection with acquisitions in the U.S. and Germany since the adoption of SFAS 141 incorrectly excluded certain considerations from our discounted cash flow model. As a result, the model was revised to more appropriately calculate franchise value. In connection with the correction of our valuation methodology, we reviewed and corrected the previously recorded franchise value. The resulting error, disclosed in the 2007 Form 10-K, was determined to be immaterial based on the following quantitative and qualitative considerations:
Quantitative:

•	The adjustment to goodwill and franchise value represents 2.3% and 11.4%, respectively, of previously reported goodwill and franchise value.

Qualitative:

•	The adjustment to correct the franchise value error is between two non-current, indefinite lived intangible asset accounts, and has no impact on the current assets, total assets, net worth or working capital reported in the historical financials.

•	The adjustment does not impact the income statement or cash flow statement.

•	The adjustment would not have resulted in the Company failing to be in compliance with any covenant calculations under the terms of its debt agreements, other contractual requirements, or regulatory requirements.

•	The adjustment would not have had any impact on senior management’s compensation.

•	The adjustment did not involve the concealment of an unlawful transaction.
There would not have been impairment to any franchise value if the reclassification adjustment was not made.
     Impairment Testing, page F-13
15.	We note you assess goodwill for impairment at the reporting unit level, which is defined in paragraph 30 of SFAS no. 142 as an operating segment, or one level below an operating segment. Please tell us and disclose the reporting unit level at which you test goodwill for impairment
          ANSWER: Our disclosures relating to goodwill impairment testing will be expanded in future filings to include language consistent with the following:
Footnote 1 — Organization and Summary of Significant Accounting Policies
Impairment Testing

. . . Goodwill impairment is assessed at the reporting unit level as of October 1 every year and upon the occurrence of an indicator of impairment. The Company determined that the dealerships in each of its operating segments within the Retail reportable segment, which are organized by geography, are components that are aggregated into five reporting units as they (A) have similar economic characteristics (all are automotive dealerships having similar margins), (B) offer similar products and services (all sell new and used vehicles, service, parts and third-party finance and insurance products), (C) have similar target markets and customers (generally individuals) and (D) have similar distribution and marketing practices (all distribute products and services through dealership facilities that market to customers in similar fashions). Accordingly, our operating segments are also considered our reporting units for the purpose of goodwill impairment testing of the Company’s Retail segment. There is no goodwill recorded in the Distribution segment.
     Revenue Recognition, page F-15
16.	Expand your accounting policy to disclose a more detailed description of your revenue recognition for providing services. Please tell us whether you provide guarantees for your service work, either to your customers or, in the case of work done under manufacturer warranties and service contracts, to the manufacturers. If so, please explain how such guarantees impact your revenue recognition and tell us what consideration you gave to the disclosure requirements of paragraph 14 of FIN no. 45.
          ANSWER: We record service revenue when vehicle service or repair work is completed and the vehicle is available for the customer. We do not provide guarantees for service work to customers or to manufacturers. For these reasons, we respectfully submit that no incremental description is required relating to revenue recognition for services.
     Note 2. Equity Method Investees, page F-18
17.	We note you have two equity method investees where your investment is less than 10 percent. An investment of less than 20 percent of the voting stock of an investee generally leads to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. Please advise us of the factors considered for each entity in concluding you exercised significant influence to support using the equity method in accounting for these investments.
          ANSWER: The two investments in question relate to a limited partnership and a limited liability corporation, respectively, which maintain specific ownership accounts for their owners. Applying the collective guidance under SOP 78-9, AICPA Accounting Interpretation 2 of APB 18 “Investments in Partnerships and Ventures,” EITF Topic No. D-46 “Accounting for Limited Partnership Investments” and EITF 03-16 “Investments in Limited Liability Companies,” we have assessed that our 9.4% and 7.05% investment, respectively, in these entities is more than minor. In addition, we regularly review the operating performance and participate in other facets of these businesses. As a result, we have concluded that the equity method of accounting is appropriate for these investments. Our disclosure in future filings will be expanded to incorporate the LLP or LLC designation in the names of the investments.

     Note 14. Stockholders’ Equity, page F-28
18.	Please expand your disclosure to individually describe the components of “Other” recorded in comprehensive income. See SFAS 130, paragraph 17.
          ANSWER: We have not individually disclosed the components of “Other” within the tabular disclosure due to the immateriality of the balances and related activity of the items included therein. In the event an individual amount becomes material, we will expand the tabular disclosure in future filings to include information relating to that item. In response to your comments, we will expand our disclosure relating to accumulated other comprehensive income in future filings to include information consistent with the following:
Footnote 14 — Stockholders’ Equity
Accumulated Other Comprehensive Income
“Other” represents changes associated with the accounting for immaterial pension plans in the U.K., changes in the fair value of interest rate swap agreements, and available for sale securities valuation adjustments that have been excluded from net income and reflected in equity.
     Note 17. Segment Information, page F-31
19.	Please revise to provide the disclosure required by SFAS 131, paragraph 26 indicating whether you have aggregated operating segments.
          ANSWER: We will expand our disclosure relating to segments in future filings to include information consistent with the following:
Footnote 16 — Segment Information
The Company’s operations are organized by management into operating segments by line of business and geography. Further, the Company has determined it has two reportable segments as defined in SFAS No. 131: (i) Retail, consisting of our automotive retail operations, and (ii) Distribution, consisting of our distribution of the smart fortwo vehicle, parts and accessories in the U.S. and Puerto Rico. The Retail reportable segment includes all automotive dealerships, regardless of geography, and includes all departments relevant to the operation of the dealerships. The dealership operations included in the Retail segment have been aggregated into one reportable segment as their operations (A) have similar economic characteristics (all are automotive dealerships having similar margins), (B) offer similar products and services (all sell new and used vehicles, service, parts and third-party finance and insurance products), (C) have similar target markets and customers (generally individuals) and (D) have similar distribution and marketing practices (all distribute products and services through dealership facilities that market to customers in similar fashions). The accounting policies of the segments are the same and are described in Note 1.
     Definitive Proxy Statement on Schedule l4A
     Compensation Discussion and Analysis (“CD&A”), page 11

     II. Compensation Philosophy, page 11
20.	We note your statement that “[a]t several times during each year, the program is reviewed in whole or in part with respect to various factors, including: competitive benchmarking; the tax and accounting...” Please identify the benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K, and tell us what elements of your compensation you benchmark. In this regard, we note your statement on page 12 that the “majority of [y]our executive and employee compensation is payable in cash in the short-term, and is comprised principally of salary and cash bonuses, which we believe is typical within [y]our industry.”
          ANSWER: In 2008, we benchmarked the compensation of our named executive officers against two sets of component companies, one that includes our peer group and another that includes a selection of national non-automotive retail chains. Specifically, we benchmarked each of the four components of our compensation program (salary, bonus/non-equity incentive awards, restricted stock grants and limited perquisites) against the amounts of the two sets of component companies. We will expand our disclosure in future filings to include language consistent with the following:
External competitiveness with respect to each element of our compensation is benchmarked against each of the other publicly traded automotive retailers (Asbury Automotive Group, AutoNation, CarMax, Group1 Automotive, Lithia Motors and Sonic Automotive), as well as a sampling of other retail companies (Circuit City, Limited Brands, OfficeMax and Sherwin Williams). The non-automotive retail companies are the same as those selected by Risk Metrics (formerly named Institutional Shareholder Services) for its evaluation of our chief executive officer’s compensation relative to company performance
In future filings, we will also amend the referenced statement on page 12 as follows:
The majority of our executive and employee compensation is payable in cash in the short-term, and is comprised principally of salary and cash bonuses.
     III. Our Compensation Program, page 13
     Base Salary, page 13
21.	We note under the discussion titled “Base Salary” that in setting salaries for your executive officers that “[t]he committee also considers our achievement of corporate objectives and general economic factors.” Under the discussion titled “Annual Bonus Payments” you state that “[d]iscretionary bonus payments are determined in varying degrees based on three criteria:
•	Evaluation of an individual’s performance in the prior year;

•	Evaluation of the annual performance of an individual’s business unit; and

•	Company-wide performance and the attainment of corporate objectives in the prior year.”
Please discuss what specific items of corporate performance you take into account in setting compensation policies and making compensation decisions. Please refer to Item 402(b)(2)(v) of Regulation S-K. Also, please discuss how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account. Please refer to Item 402(b)(2)(vii) of Regulation S-K.
          ANSWER: We will disclose the corporate objectives and items of corporate performance we take into account in setting salaries and bonuses consistent with the following, however, as our compensation committee has yet to determine management bonuses relating to 2008, we note the incremental potential for the specific language to change. We will also add incremental disclosure relating to the role of individual performance with respect to the officer’s salary and bonus consistent with the following:
Determination of Amounts...Except with respect to our non-equity incentive plan awards, which depend on achieving specific quantitative performance objectives noted below, our compensation committee does not use formulas in determining the amount and mix of compensation. The committee believes that solely using annual quantitative performance measurements does not create the appropriate balance of incentives to build long-term value. Thus, the committee evaluates a broad range of qualitative factors, including reliability, a track record of integrity, good judgment, foresight and the ability to lead others.
Base Salary. We pay base salary to set a baseline level of compensation for all senior management. The salary levels for our executive officers are determined by scope of job responsibility, experience, individual performance, historical salary levels and the benchmarking information discussed earlier under “Determination of Amounts.” The committee approves salary levels for executive officers and certain key employees in order to maintain external compensation competitiveness using the benchmarks noted above, and to reflect the performance of those employees in the prior year and to reflect any change in the employee’s level of responsibility within the organization. The evaluation of the individual’s performance is based on the committee’s subjective perception of that performance, based in part on input from our Chief Executive Officer and the factors noted above under “Determination of Amounts”.
The committee also considers our Company-wide performance as well as general economic factors. The items of corporate performance that are considered for our named executive officers are the same as those with respect to the non-equity incentive plan award detailed below under “Chief Executive Officer Compensation.” Our compensation committee uses these factors in a subjective evaluation to gauge Company performance, keeping in mind the impact of the general performance of the automotive retail industry.
Annual Bonus Payments. ...These discretionary bonus payments are determined in varying degrees based on three criteria:
     Company-wide performance in the prior year;
     Evaluation of an individual’s performance in the prior year; and
     Evaluation of the annual performance of an individual’s business unit in the prior year.
The items of Company-wide performance that are considered for our named executive officers are the same as those with respect to the non-equity incentive plan award detailed below under “Chief Executive Officer Compensation.” Our compensation committee uses these factors in a subjective evaluation to gauge Company performance, keeping in mind the impact of the general performance of the automotive retail industry. The evaluation of the individual’s performance and the performance of the individual’s business unit is based on the committee’s subjective perception of that performance, based in part on input from our Chief Executive Officer, and the factors noted above under “Determination of Amounts.
Restricted Stock...Restricted stock grants for our named executive officers are generally discretionary (other than those awarded to our Chief Executive Officer, President and others under our Management Incentive Plan discussed above), and are based upon the awards granted in the prior year adjusted to reflect changes in the responsibilities of the named executive officers and Company-wide performance measured using the factors for the non-equity incentive plan award detailed below under “Chief Executive Officer Compensation,” keeping in mind the impact of the general performance of the automotive retail industry. The amounts are also established keeping in mind the retention component of the award as the awards are the sole aspect of long-term compensation for our named executive officers.
     Restricted Stock, page 13
22.	We note your statement on page 14 that your restricted stock grants are generally discretionary and are based upon a guideline range that takes into account the responsibilities of executive officers. Please discuss how you establish the guideline range and the factors of individual and corporate performance you consider when determining the amount of restricted stock to grant to a named executive officer. Also, in light of the fact that you establish a “guideline range” please provide the threshold, target and maximum payouts. If you believe that disclosure of a threshold, target, and maximum payout is not appropriate, please provide the basis for your belief.
          ANSWER: Our reference to a guideline range referred to the apportionment of restricted stock grants to our employees generally and not our named executive officers. For example, certain general managers are provided a range of restricted stock that they can receive. There is no set range for our named executive officers and we will thus omit the reference to a guideline range. We will also expand our disclosure in future filings to include the role of corporate performance in setting the restricted stock amounts consistent with the expanded disclosure responsive to question 21 under “Restricted Stock.”
     IV. 2007 Compensation, page 15
23.	We note your statement that “[i]n reviewing individual compensation, the committee employs a form of “tally sheet” designed to capture all elements of compensation.” Please analyze how the committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. For example, discuss whether the committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

          ANSWER: As noted in our CD&A, compensation of our named executive officers consists solely of salary, bonus/non-equity incentive awards, restricted stock grants and limited perquisites. We do not offer pension benefits, nonqualified deferred compensation or other forms of executive compensation to our named executive officers. We believe the tally sheet is recommended by industry experts to assure the compensation committee is aware of the total amount of all annual compensation paid to the named executive officers. Because the four components of executive compensation offered to our named executive officers are readily understood, we believe the tally sheet is not a meaningful part of our committee’s process and will eliminate reference to such in future filings.
     President Compensation, page 17
24.	We note your statement that “...Mr. Penske, Jr. was paid a cash bonus paid in March 2008 of $547,946 which was based on a percentage of actual 2007 East region pre-tax earnings, as adjusted to exclude gains and losses attributable to the sale or shutdown of dealerships in the East region in 2007 (as these losses did not reflect operating performance).” Please disclose the pre-tax earnings, as adjusted, that you used to calculate Mr. Penske’s bonus payment.
          ANSWER: In response to your request, we will disclose the pre-tax earnings that we used to calculate Mr. Penske’s 2008 bonus payment consistent with the following:
Mr. Penske, Jr. was granted a non-equity incentive plan award for the first quarter of 2008 based on specific objectives relating to the performance of our U.S. East operations. We paid Mr. Penske, Jr. $72,485 pursuant to that award, which was based on a percentage of actual 2008 East region pre-tax first quarter earnings, as adjusted to exclude gains and losses attributable to the sale or shutdown of dealerships in the East region in that period (as these losses did not reflect operating performance). The payment levels were set in advance as compared to our internal projections. If our East region pre-tax first quarter earnings were below $6.5 million, Mr. Penske, Jr. was to receive no payment. If our East region pre-tax first quarter earnings were in excess of $6.5 million, Mr. Penske, Jr. was to receive one percent of East region pre-tax first quarter earnings and, for pre-tax first quarter earnings in excess of $8.45 million, he was to receive two percent of the excess above $8.45 million. Our East region pre-tax first quarter earnings were approximately $7.25 million, resulting in the $72,485 payment.
25.	According to your discussion and your “Outstanding Equity Awards at 2007 Year-End” table and the footnotes to the table, the compensation committee approved, in connection with his departure, the vesting of Roger S. Penske’s 19,894 shares of restricted stock. Please discuss the factors you considered in approving the vesting of these shares of restricted stock. Please refer to Item 402(b)(2)(ix) of Regulation S-K.
          ANSWER: As disclosed in the CD&A, “III. Our Compensation Program — No Employment Agreements, Change of Control and Severance Compensation,” our named executive officers do not typically have any pre-arranged protection against a severance event for the reasons discussed in that section. At the time of Mr. Penske, Jr.’s departure, our compensation committee determined to vest his outstanding restricted stock in recognition of his prior meritorious service and his contributions to our company. We will make additional disclosure regarding that vesting, and update the prior year’s disclosure regarding the lack of pre-arranged severance consistent with the following:

In connection with his departure, we approved the vesting of Mr. Penske, Jr.’s outstanding restricted stock at that time consisting of 19,894 shares (or $387,100 based on the closing price on the date of vesting). Like our other named executive officers, Mr. Penske, Jr. was not entitled to any pre-arranged severance compensation at the time of his departure, and the determination to vest his restricted stock was based on the recognition of his prior meritorious service in accordance with the principles noted above under — No Employment Agreements, Change of Control and Pre-arranged Severance Compensation.
No Employment Agreements, Change of Control and Pre-arranged Severance Compensation. None of our current executive officers have been provided an employment agreement, nor are they entitled to any pre-arranged severance compensation or compensation upon a change of control, except as set forth below under “Former President Compensation.” We believe our mix of short-term and long-term compensation provides a retention incentive that makes an employment contract unnecessary, while providing us maximum flexibility with respect to managing our executive officers. Our lack of pre-arranged severance compensation is consistent with our performance-based compensation philosophy, and provides us the flexibility to enter into a post-employment arrangement with an employee based on the circumstances existing upon departure. We have entered into varying types of severance arrangements with our departing senior management in the past several years, which have included vesting of restricted stock and consulting agreements, as we believe it may be important to have continuing access to these employee’s institutional knowledge base and guidance. In the event of our use of consulting agreements, we have typically obtained a non-compete agreement with these individuals.
     Summary Compensation Table, page 18
26.	We note your statement under “Other Executive Officer Compensation” on page 18 that “[w]hile Mr. Kurnick devotes a substantial amount of time and effort to our company, his total compensation paid by us does reflect that he devotes efforts to Penske Corporation.” Please disclose by way of the percentage of professional time Mr. Kurnick devotes solely to Penske Automotive Group.
          ANSWER: We will modify our disclosure to reflect that (1) Mr. Kurnick devotes “a substantial portion” of his time to Penske Corporation and that (2)”in determining Mr. Kurnick’s pay, our compensation committee considers the results of his time spent on Penske Automotive matters and the benefits of his leadership capabilities.” These disclosures will be moved to a new section “President Compensation” which will also fully disclose the compensation committee actions with respect to Mr. Kurnick’s total compensation from Penske Automotive, and which will be similar to the section entitled “President Compensation” in the 2008 proxy statement relating to our former President.
27.	We note that under your “Summary Compensation” table you list the $547,946 paid to Roger S. Penske, Jr. under the bonus column. In footnote three to your “Grants of Plan-Based Awards in 2007” table you indicate that “Mr. Penske, Jr. was awarded a bonus of $547,946 in 2008 resulting from a “non-equity incentive plan award” granted in March 2007.” Please clarify if you consider this payment as a non-equity incentive plan award or as a bonus and provide the basis for your belief. Should you consider this a non-equity incentive plan award, please revise your “Summary Compensation” table and footnotes accordingly.
          ANSWER: We consider this payment as a non-equity incentive plan award and will revise our summary compensation table and related footnotes accordingly, removing references to a “bonus.” We believe this award should be so characterized because it was based on a pre-determined performance metric intended to serve as an incentive for performance to occur over a specified period, and was not based on an equity incentive plan.
     Outstanding Equity Awards at 2007 Year-End, page 20
28.	Please include as a footnote to your table a brief description of the outstanding option awards of Robert T. O’Shaughnessy and Roger S. Penske.
          ANSWER: We will include footnotes detailing the terms of outstanding option awards of our named executive officers consistent with the following:
This award was granted on [date], vested in three equal annual installments and is now fully vested.
     Form 10-Q for the quarterly period ended September 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Overview, page 25
29.	We note your disclosure that the future success of your business will likely be dependent on, among other things, general economic and industry conditions. You further disclose that you believe many of the changes in your results in the third quarter were due to reduced consumer traffic resulting from declining consumer confidence brought about by instability in the financial markets in the markets you serve. Please address your view of the impact current trends within the current economy may have on your business, and how you have begun or anticipate addressing these trends in your operations now and beyond. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.
          ANSWER: Our MD&A Overview will be modified to contain language consistent with our proposed response to Comment # 4.
     Critical Accounting Policies and Estimates, page 26
     Impairment Testing, page 27
30.	We note there was a significant decline in your market capitalization during the third quarter of 2008. It appears this is a triggering event that could require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing the recoverability of your goodwill in the third quarter. If you did not perform impairment tests, please explain why. To the extent that impairment tests were performed, tell us how you determined that no impairment existed including in your response what impact the current economic environment had on your cash flow assumptions.

          ANSWER: During 2008, our market capitalization declined from $2.1 billion to $1.4 billion as of June 30, 2008. We considered this decline to be a triggering event as contemplated under SFAS No. 142. As a result, we performed impairment testing of our goodwill in connection with our second quarter 2008 close. At that time, our business was experiencing slowing consumer traffic at the majority of our dealerships, consistent with the retail vehicle industry generally. As a result, we adjusted the assumptions underlying our historical cash flow expectations to reflect lower new vehicle volumes at the majority of our dealerships Our estimates reflected a stagnant market for approximately 18 months, with a return to historical growth rates in 2010. The cash flows estimated in connection with this assessment indicated that expected cash flows were sufficient to support the carrying value of our goodwill in each reporting unit.
Based on an additional decline in our market capitalization and the continued upheaval in worldwide credit markets during the third quarter, we updated the analysis we prepared in the second quarter. The assessment performed in the third quarter considered the deteriorating retail vehicle market, as well as a minor decline in our service and parts operations, resulting in a further decline in our projected cash flows compared to the assessment performed in the second quarter. Despite that decline, the cash flows estimated in connection with the third quarter assessment indicated expected cash flows were sufficient to support the carrying value of our goodwill in each reporting unit.
31.	Given the weakening economic and market conditions and noting your inventory approximates one-third of your total assets, please tell us what consideration was given to providing a critical accounting policy on inventory impairment. Also, please tell us and disclose the impact of current market conditions and manufacturer credits on your valuation of inventory.
          ANSWER: Inventory impairment has not historically been a significant issue for our Company, as evidenced by our consistent positive gross profit on retail vehicle sales. Despite the difficult operating environment during the last six months, our retail vehicle margins have declined but remain positive. Such profitability is enhanced by approximately $1,000 relating to finance and insurance income per retail unit sold. Impairment in inventory typically increases with the passage of time. As a result, we actively manage our vehicle inventories and have established guidelines and criteria designed to ensure that aging vehicles are disposed of in an expeditious and timely fashion. Given our active management and lack of historical impairment losses, we do not feel that inventory impairment rises to the level of a significant accounting policy.
With respect to your comment on manufacturer incentives, our revenue recognition policy relating to vehicle, parts and service sales highlights that the amounts received under various manufacturer rebate and incentive programs are based on the attainment of program objectives, and that earnings relating to incentives are recognized either upon the sale of the vehicle for which the award was received or upon the attainment of program goals if they are not associated with individual vehicles. As a result, unearned incentive income serves to reduce the carrying value of our inventory, and mitigates potential impairment losses. We strive to maximize profitability on each sale, and we incorporate manufacturer incentive programs in our selling process to that end.
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (248) 648-2800 in connection with questions or comments concerning the above responses (Fax 248-648-2805). Thank you for your attention to this matter.

Very truly yours,
/s/ Robert T. O’Shaughnessy
Robert T. O’Shaughnessy
Chief Financial Officer

Attachment
cc:     Shane M. Spradlin, Penske Automotive Group General Counsel

Annex A to December 24, 2008 SEC Comment Letter – 2007 10-K

Statement	Location	Back up or Basis of Statement

(1) We are the second largest automotive retailer headquartered in the U.S. as measured by total revenues.	Item 1. Business Page 1	(1) 2007 revenue as publicly reported by the public retailers and, (ii) the listing of the Top 125 dealership groups in the United States, with revenue figures noted published in the Automotive News on 3/24/2008 (www.automotivenews.com)

(2) We have the highest concentration of revenues from non-U.S. and premium brands among the U.S. publicly traded automotive retailers.	Item 1. Business Page 1	Public company earnings press release available on their public company websites. Each retailer reports its brand mix in its quarterly press releases.

(3) We believe our diversified revenue streams help to mitigate the historical cyclicality found in some elements of the automotive sector.	Item 1. Business Page 1	Chart 25 on Page 32 of the Merrill Lynch Distributors Vehicle – Auto Dealers Manual 2007 published on September 12, 2007.

(4) Revenues from higher margin service and parts sales are typically less cyclical than retail vehicle sales...	Item 1. Business Page 1	Service and parts sales revenues in the NADA average dealership profile for the years 2003 to 2007 chart as published in the Automotive News 2008 Market Data Dealer Data Supplement to the May 26, 2008 Automotive News. www.automotivenews.com.

(5) We believe offering our customers superior customer service in a premium location fosters a long-term relationship, which helps generate repeat and referral business, particularly in our service and parts business.
	Item 1. Business Business Strategy Page 1	This belief is based upon the decades of automotive retail experience by our local management and our corporate management teams, as well as the manufacturer efforts to encourage premium facilities. Our premium locations help to generate incremental sales also because they assist us in attracting and retaining premium employees (e.g. air conditioning in warm weather locales).

(6) We believe our focus on developing a loyal customer base has helped to increase our profitability and generate incremental service and parts sales.	Item 1. Business Business Strategy Page 1	This belief is based upon the decades of automotive retail experience by our local management and our corporate management teams, as well as the manufacturer efforts to track customer satisfaction.

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(7) Our large number of dealerships, geographically concentrated by region, allows us the opportunity to achieve cost savings and implement best practices, while also providing access to a broad base of potential acquisitions.
	Item 1. Business Business Strategy Page 1	The basis of this statement is that the opportunity to achieve cost savings comes with larger operations (e.g., we have lowered our costs with a universal contract for office supplies to all of our U.S. stores. vs. prior sourcing by each store).

(8) We believe the market performance of the brands we represent contributed to our same store revenue and gross profit growth, as non U.S. vehicle brands have gained market share in recent years	Item 1. Business Business Strategy Page 1-2	This belief is based on the reported sales figures over time. See the Merrill Lynch report entitled “Strong finish to grueling 2007” published on January 3, 2008 for 2007 v. 2006 results.

(9)-(10) Where advantageous, we attempt to aggregate our dealerships in a campus or group setting in order to build a destination location for our customers, which we believe helps to drive increased customer traffic to each of the brands at the location.....We believe this strategy has enabled us to consistently achieve new unit vehicle sales per dealership that are significantly higher than industry averages for most of the brands we sell.
	Item 1. Business Business Strategy Page 2	(9) This belief is based upon our local management and our corporate management teams watching customer traffic through our stores. (10) This belief is based on U.S. car and light-truck sales per franchise, 2007-2006 as published in the Automotive News 2008 Market Data Dealer Data Supplement to the May 26, 2008 Automotive News and the actual number of vehicles sold by PAG per brand and per dealership. Their website is www.automotivenews.com

(11) We believe our emphasis on improving customer service and upgrading our facilities should result in continued increases in same-store sales.	Item 1. Business Business Strategy Page 3	This belief is based upon the decades of automotive retail experience by our local management and our corporate management teams, as well as the manufacturer efforts to encourage premium facilities and customer service.

(12) We believe that our brand-mix and the complexity of today’s vehicles, combined with our focus on customer service and superior facilities, contribute to our service and parts revenue increases.	Item 1. Business Business Strategy Page 3	This belief is based upon the decades of automotive retail experience by our local management and our corporate management teams, manufacturer efforts to encourage premium facilities and customer service and the need for advanced technicians and equipment to service today’s increasingly complex vehicles.

(13) We believe that attractive acquisition opportunities exist for well-capitalized dealership groups with experience in identifying, acquiring and integrating dealerships... In the U.S., the ten largest industry participants generated less than 10% of new vehicle industry sales in 2007
	Item 1. Business Business Strategy Page 4	This belief is based upon the Top 10 of the “Top 125 dealership groups in the United States” as published in a supplement to the Automotive News on March 24, 2008. Their website is www.automotivenews.com. The Top 10 number is divided by U.S. light vehicle sales – 2007 as available from the Automotive News Data Center. Their website is www.autonews.com/datacenter.

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(14) According to industry data, the United Kingdom represented the third largest retail automotive market in Western Europe in 2007 with approximately 2.4 million new vehicle registrations.	Item 1. Business Business Strategy Page 4	Society of Motor Manufacturers and Traders www.smmt.co.uk. (motor industry facts 2008 p.17)

(15) As of December 31, 2007, we believe we were the largest or second largest volume Audi, Bentley, BMW, Land Rover, Lexus Mercedes-Benz, Porsche and Toyota dealer in this market.	Item 1. Business Business Strategy Page 4	Belief is based on confirmation of sales figures by our manufacturer partners and our local managers experience with the UK market.

(16) We believe that customer loyalty contributes directly to increases in same-store sales...We believe our low and steadily decreasing employee turnover has been critical to furthering our customer relationships.
	Item 1. Business Business Strategy Page 4	This belief is based upon the decades of automotive retail experience by our local management and our corporate management teams, manufacturer efforts to encourage customer service and loyalty (e.g. special offers to loyal customers), and that our longer tenured sales associates tend to have a more developed client base than our new sales associates.

(17) We believe that our diversified revenue mix may mitigate the historical cyclicality found in some elements of the automotive sector, and that demand for our higher-margin service and parts business is less affected by economic cycles than demand for new vehicles.
	Item 1. Business Business Strategy Page 4	Please see basis for statements No. 3 & 4

(18) “...a significant percentage of our operating expenses are variable, including sales compensation, floor plan interest expense (inventory-secured financing) and advertising, which we believe we can adjust over time to reflect economic trends.

	Item 1. Business Business Strategy Page 4	Belief is based on management’s experience in adjusting these elements over time.

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(19) The automotive retail industry is among the largest retail trade sectors in each of the markets in which we operate. In the U.S., the majority of automotive retail sales are generated by approximately 21,800 U.S. franchised dealerships, producing revenues of approximately $675 billion. Of these $675 billion in U.S. franchised dealer revenues, new vehicle sales represent approximately 59%, used vehicle sales represent approximately 29% and service and parts sales represent 12%.
Item 1. Business Industry Overview Page 5	Dealership census data – page 4 of the Automotive News Automotive News 2008 Market Data Dealer Data Supplement to the May 16, 2008 Automotive News. www.automotivenews.com.

Average Dealership Profile – page 45 of the Auto Exec Magazine – May 2008. www.autoexecmag.com

Largest Retail Trade Sector – page 6 of the UBS Investment Research – US Auto Dealers dated January 17, 2008.

In future filings, we will omit the first sentence noted stating that the automotive retail industry is among the largest retail trade sectors.

(20) Germany and the U.K. represented the first and third largest European automotive retail markets in 2007, with new car registrations of 3.1 million and 2.4 million vehicles, respectively.	Item 1. Business Industry Overview Page 5	Society of Motor Manufacturers and Traders www.smmt.co.uk. (motor industry facts 2008 p.17)

(21) In 2006, U.K. and German automotive sales exceeded $260 billion and $330 billion, respectively. Combined, the UK and German markets make up approximately 35% of the European market, based on new vehicle sales
Item 1. Business Industry Overview Page 5	Estimated Europe registrations by country for the 12 months ended 2007 in Automotive News on 1-28-08 referencing the European Automakers Association (ACEA). www.autonews.com

Annual Business Inquiry – 11/16/2007 (Division 50) by the U.K. Office for National Statistics http://www.statistics.gov.uk/abi/

Verband der Automobilindustrie (VDA) Auto Annual Report – 2007 (Page 214)

(22) The automotive retail industry is highly fragmented and largely privately held in the U.S and Europe, with the U.S. publicly held automotive retail groups accounting for less than 10% of total industry revenue
	Item 1. Business Industry Overview Page 5	Table 15 on Page 27 of the Merrill Lynch Distributors Vehicle – Auto Dealers Manual 2007 published on September 12, 2007.

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(23) According to industry data, the number of U.S. franchised dealerships has declined from approximately 24,000 in 1990 to approximately 21,800 as of January 1, 2007	Item 1. Business Industry Overview Page 5	Dealership census data – page 4 of the Automotive News Automotive News 2008 Market Data Dealer Data Supplement to the May 26, 2008 Automotive News. www.automotivenews.com

Page 51 of NADA New Car Dealerships May 2007 Autoexec Magazine www.autoexecmag.com

(24) We believe that further consolidation in the industry is probable due to the significant capital requirements of maintaining manufacturer facility standards and the limited number of viable alternative exit strategies for dealership owners.
Item 1. Business Industry Overview Page 5	Self-explanatory.

(25) ...from a profitability perspective, automotive retailers have historically been less vulnerable than automobile manufacturers to declines in new vehicle sales. We believe this may be due to the retailers’ more flexible expense structure (a significant portion of the automotive retail industry’s costs are variable, relating to sales personnel, advertising and inventory finance cost) and diversified revenue stream. In addition, automobile manufacturers may increase dealer incentives when sales are slow, which further increases the volatility in profitability for automobile manufacturers and may help to decrease volatility for automotive retailers.
Item 1. Business Industry Overview Page 5	Please see response to statement No. 3/ self-explanatory.

(26) We believe growth opportunities relating to used vehicle sales exist in part because of the availability of high-quality, low-mileage, late model used vehicles, along with the proliferation of manufacturer certification processes for these vehicles.
Item 1. Business Dealership Operations Page 9	Certified Pre-Owned Retail Sales by Autodata Corporation Report from www.motorintelligence.com/m_frameset.html

NADA Data – Vehicles in Operation and Scrappage Page 58 – Autoexec Magazine May 2008 www.autoexecmag.com

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(27) Through our scale in many markets, we have implemented closed-bid auctions that allow us to bring a large number of vehicles we do not intend to retail to a central market for other dealers or wholesalers to purchase. In the U.K., we also offer used vehicles for sale via an online auction. We believe these strategies have resulted in greater operating efficiency and helped to reduce costs associated with maintaining optimal inventories.
	Item 1. Business Dealership Operations Page 9	Belief is based on our business experience in using our closed-bid auctions processes and online auctions as opposed to our traditional methods of inventory disposal.

(28) Our service and parts revenues have increased each year, we believe in large part due to our increased service capacity, coupled with the increasingly complex technology used in vehicles which makes it difficult for independent repair facilities to maintain and repair today’s automobiles.
	Item 1. Business Dealership Operations Page 9	Please see the response to statements 11&12.

(29) The majority of our customers will consult the Internet for new and pre-owned automotive information.	Item 1. Business Dealership Operations Page 10	This statement is based upon information in the October 2007 article – “Auto dealers learn to drive the web-or else: With profit margins tighter than ever, car dealers take to the Internet for relief.” Available at
http://www.internetretailer.com/internet/marketing-conference/97919-auto-dealers-learn-drive-webor-else.html

In future filings we will restate to read: “We believe the majority of our customers will consult the Internet for new and pre-owned automotive information.”

(30) We believe that in some instances our scale has enabled us to obtain favorable terms from suppliers and advertising media, and should enable us to realize continued cost savings in marketing.	Item 1. Business Marketing Page 13	Belief is based on our business experience in aggregating our dealerships in a campus or group setting and leveraging the power of multiple affiliated dealerships when negotiating with suppliers and media versus negotiating on behalf of a stand alone dealership.

(31) We believe that our service and parts business is being positively impacted by the growth in total retail unit sales at our dealerships in recent years and capacity increases in our service and parts operations resulting from our facility improvement and expansion programs.
	Item 7. MD&A Service and Parts Data Page 39	This belief is based upon the experience by our local management and our corporate management teams in talking with customers, the perception that units in operation drives increased service business and our experience of increased business after adding service bays (in part due to eliminating wait times).

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